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                                                           EXHIBIT (a) (5) (iii)

CONTACT:  Phillip D. Kramer
          Executive Vice President and Chief Financial Officer
          713/654-1414 - 800/934-6083

FOR IMMEDIATE RELEASE
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              PLAINS RESOURCES CALLS FOR REDEMPTION OF SERIES G
                   PREFERRED STOCK; LAUNCHES EXCHANGE OFFER

     (Houston - November 30, 2000) Plains Resources (AMEX:PLX) announced today it had called for redemption substantially all of the outstanding shares of its Series G Preferred stock at 105% of stated value. Each share of Series G Preferred stock has a stated value of $500 per share and bears a dividend of 9.5% per annum. Approximately 171,600 shares of Series G Preferred stock are outstanding, having an aggregate stated value of $85.8 million.

     Holders of shares of Series G Preferred outstanding on December 31, 2000, will have a right to receive a cash redemption price of $525 per share plus accrued and unpaid dividends. Pursuant to the Certificate of Designation governing this series of preferred stock, shares of the Series G Preferred may be converted into Plains' common stock at anytime prior to the close of business on December 26, 2000, at an effective conversion price of $15.00 per share.

     The Company also announced an exchange offer pursuant to which holders of the Series G Preferred could exchange their shares for an equivalent number of shares of a new Series H Preferred stock, plus a cash payment in an amount equal to accrued and unpaid dividends. The new Series H stock is convertible into the same number of shares of common stock as the Series G Preferred, but does not bear a dividend and does not contain a mandatory redemption feature. In addition, if not earlier converted or exchanged, the Series H Preferred will automatically convert into common stock on September 30, 2001.

     The Company noted that these actions would (1) eliminate preferred dividends totaling $8.2 million per year and (2) eliminate the Company's mandatory redemption obligation in 2012.

     "We are currently reviewing various alternatives to optimize the Company's capitalization. Through these actions, we are positioning the Company to realize the economic benefits of calling the Series G Preferred stock while retaining certain structuring capabilities," said Greg L. Armstrong, the Company's President and Chief Executive Officer.

     On November 10, 2000, the Company announced it had doubled the amount authorized under its common share repurchase program to two million shares. On June 13, 2000, the Company announced it had received authorization to acquire up to one million shares of its common stock in


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open market and negotiated transactions. To date, the Company has acquired a total of 1,018,000 shares at an average price of $18.15 per share.

     "We are pleased and excited to take these steps to capture the value underlying each share of Plains Resources' common stock," said Armstrong. Armstrong noted that while Plains' common stock had recently been trading in the $17.00 to $20.00 price range, the Company continues to believe the stock is undervalued. As of September 30, 2000, the Company had approximately 18.0 million shares of common stock outstanding. In addition to the approximately 5.7 million common shares issuable upon conversion of the Series G Preferred stock, approximately 4.1 million shares are issuable on conversion of the Company's Series F Preferred stock (having an effective conversion price of $12.25 per share) and .9 million shares are issuable on conversion of the Company's Series D Preferred stock (having an effective conversion price of $25.00 per share).

     The Company's funding sources for these actions will include cash and working capital on hand, cash flow from operations and borrowings under the Company's $225 million revolving credit facility. At September 30, 2000, approximately $13 million was outstanding on the credit facility, leaving the Company with over $210 million of immediate liquidity.

     The Company noted that while it was calling for the redemption of all shares of Series G Preferred, in order to accommodate covenant limitations under certain of the Company's credit agreements, certain holders of the Series G Preferred stock have agreed to either convert Series G shares held by them having a stated value of at least $15 million into common stock or to exchange such shares for shares of the new Series H Preferred stock.

     As announced yesterday, the Company has scheduled a conference call for today at 9:00 AM (Central) to discuss various aspects of its 2001 capital plans, and to provide guidance for 2001 for its upstream segment and its midstream pipeline, terminalling and marketing segment, which is conducted through Plains All American Pipeline, L.P. The Company also intends to discuss the contents of this news release. The call is being made available live to the public through the Internet and on a delayed basis through a telephonic replay. Instructions for accessing either method follow:

WEBCAST INSTRUCTIONS:

     To access the Internet webcast, go to the Company's website at www.plainsresources.com, choose "investor relations", then choose "conference calls". Following the live webcast, the call will be archived for a period of ninety (90) days on the Company's website.

TELEPHONIC REPLAY INSTRUCTIONS:

Call 800-428-6051 and enter PASSCODE ID# 144700
     The replay will be available beginning Thursday, November 30, 2000, at approximately 12:00 PM (Central) and continue until Monday, December 4, 2000, at 11:55 PM (Central).

     Except for the historical information on contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, among other things, market conditions, government regulations and other factors discussed in the Company's filings with the Securities and Exchange Commission.
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     Plains Resources is an independent energy company engaged upstream in the exploitation, development, acquisition and exploration of crude oil and natural gas and the midstream activities of marketing, transportation, terminalling and storage of crude oil. The Company is headquartered in Houston, Texas.

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